CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$1,000,000	$107.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $611,187.80 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $107.00 offset against the registration fee due for this offering and of which $611,080.80 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement No. 53 To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 33-I dated May 31, 2006	Registration Statement No. 333-130051 Dated June 16, 2006 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $1,000,000 Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of Four Commodities due June 19, 2008

General

  The notes are designed for investors who seek an uncapped return of two and one-quarter times the appreciation of a Basket consisting of four non-ferrous metals as described below. Investors should be willing to forego interest payments and, if the Basket declines by more than 10%, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing June 19, 2008†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on June 16, 2006, and are expected to settle on or about June 21, 2006.

Key Terms

Basket:

The notes are linked to a basket consisting of Primary Aluminum (“Aluminum”), Copper Grade A (“Copper”), Standard Lead (“Lead”) and Special High Grade Zinc (“Zinc”) (each a “Basket Commodity” and together the “Basket Commodities”).

Commodity Weightings:	The Aluminum Weighting is 25%, the Copper Weighting is 25%, the Lead Weighting is 25% and the Zinc Weighting is 25% (each a “Commodity Weighting” and, collectively, the “Commodity Weightings”).
Upside Leverage Factor:	2.25
Payment at Maturity:

If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by the Upside Leverage Factor on the notes of 2.25. Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Basket Return x 2.25)]

Your principal is protected against up to a 10% decline in the Basket at maturity. If the Ending Basket Level declines from the Starting Basket Level by up to 10%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level declines from the Starting Basket Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Basket declines beyond 10% and your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Basket Return + 10%) x 1.1111]
You will lose some or all of your investment at maturity if the Ending Basket Level declines from the Starting Basket Level by more than 10%.
Buffer Amount:	10%
Downside Leverage Factor:	1.1111
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level will be calculated as follows:
100 x [1 + (Aluminum Return * 25%) + (Copper Return * 25%) + (Lead Return * 25%) + (Zinc Return * 25%)]

The returns set forth in the formula above reflect the performance of each Basket Commodity, expressed as a percentage, from the official U.S. dollar cash buyer settlement price quoted by the London Metal Exchange (the “LME”) on the pricing date to the official U.S. dollar cash buyer settlement price quoted by the LME on the Observation Date.

Observation Date†:	June 16, 2008
Maturity Date†:	June 19, 2008
CUSIP:	48123JAF6
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes – Payment at Maturity” in the accompanying product supplement no. 33-I.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 33-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Commissions (1)	Proceeds to Us

Per note	$1,000	$37.50	$962.50

Total	$1,000,000	$37,500	$962,500

(1)

An unaffiliated bank will receive a fee and an affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $37.50 per $1,000 principal amount note. See "Underwriting" beginning on page PS-22 of the accompanying product supplement no. 33-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

June 16, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 33-I dated May 31, 2006. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the information contained in term sheet no. 1 dated May 31, 2006 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 33-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 33-I dated May 31, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206001390/e24156_424b2.pdf
  Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt
  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return

180.00	80.00%	180.00%
170.00	70.00%	157.50%
160.00	60.00%	135.00%
150.00	50.00%	112.50%
140.00	40.00%	90.00%
130.00	30.00%	67.50%
120.00	20.00%	45.00%
110.00	10.00%	22.50%
107.15	7.15%	16.09%
105.00	5.00%	11.25%
103.00	3.00%	6.75%
100.00	0.00%	0.00%
95.00	-5.00%	0.00%
90.00	-10.00%	0.00%
80.00	-20.00%	-11.11%
70.00	-30.00%	-22.22%
60.00	-40.00%	-33.33%
50.00	-50.00%	-44.44%
40.00	-60.00%	-55.56%
30.00	-70.00%	-66.67%
20.00	-80.00%	-77.78%
10.00	-90.00%	-88.89%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 105. Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100, the investor receives a payment at maturity of $1,112.50 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note = $1,000 + [$1,000 x (5% x 2.25)] = $1,112.50

Example 2: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 95. Because the Ending Basket Level of 95 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 10%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount note.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of Four Commodities	PS-1

Example 3: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 80. Because the Ending Basket Level of 80 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 10%, the Basket Return is negative and the investor will receive a payment at maturity of $889 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note = $1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $889

Selected Purchase Considerations

  UNCAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance returns by multiplying a positive Basket Return by the Upside Leverage Factor of 2.25. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Index. Because the notes are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 10%. If the Ending Basket Level declines by more than 10%, for every 1% decline of the Basket beyond 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes.

  DIVERSIFICATION AMONG THE BASKET COMMODITIES — The return on the notes is linked to the value of a group of commodities and enable you to participate in potential increases in the value of these commodities during the term of the notes. The Basket consists of four commodities—Aluminum, Copper, Lead and Zinc—traded on the LME. The value of the Basket is based on the official U.S. dollar cash buyer settlement price per metric ton of each Basket Commodity quoted by the LME, as reported by Bloomberg Financial Markets. For additional information about the Basket and each Basket Commodity, please see “The Basket” in the accompanying product supplement no. 33-I.

  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 33-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, your purchase and ownership of the notes should be treated as an “open transaction” for U.S. federal income tax purposes. Accordingly, if you hold the notes for more than a year, your gain or loss on the notes should be treated as long-term capital gain or loss. However, the IRS or a court may not respect this characterization of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. Assuming the characterization of the notes as an open transaction is respected, the U.S. federal income tax consequences to a purchaser who is not an initial purchaser of notes at the issue price should be substantially similar to those described above and in the accompanying product supplement no. 33-I. Such purchasers should consult their tax advisers regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Commodities or any contracts relating to the Basket Commodities for which there is an active secondary market. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 33-I dated May 31, 2006.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the Ending Basket Level beyond the 10% buffer as compared to the Starting Basket Level.

  INVESTMENTS RELATED TO THE VALUE OF THE BASKET COMMODITIES MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS —The value of each Basket Commodity is subject to variables that may be less significant to the values of securities such as stocks and bonds. Variables such as changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, weather, trade, fiscal, monetary and exchange control policies may have a larger impact on metal prices and metal-linked instruments than on traditional securities. These additional variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities and may cause the prices of the Basket Commodities to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates.

  NO INTEREST PAYMENTS OR RIGHTS IN INSTRUMENTS LINKED TO THE BASKET COMMODITIES — As a holder of the notes, you will not receive any interest payments, and you will not have any rights that holders of forward contracts on or other instruments linked to the Basket Commodities have. The return on your notes will not reflect the return you would realize if you actually purchased metal or exchange-traded or over-the-counter instruments based on any of the Basket Commodities.

  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing to hold your notes to maturity.

  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of Four Commodities	PS-2

investor in the notes.

  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

      the expected volatility of the Basket Commodities;
      the time to maturity of the notes;
      supply and demand trends for each of the Basket Commodities at any time;
      interest and yield rates in the market generally;
      a variety of economic, financial, political, regulatory or judicial events; and
      our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graphs show the weekly performance of each Basket Commodity as well as the Basket as a whole from January 5, 2001, through June 16, 2006. The graph of the historical Basket performance assumes the Basket level on January 5, 2001 was 100 and the Commodity Weightings specified on the cover of this pricing supplement on that date. The Aluminum closing level on June 16, 2006 was 2472.0. The Copper closing level on June 16, 2006 was 7042.0. The Lead closing level on June 16, 2006 was 934.5. The Zinc closing level on June 16, 2006 was 3090.0.

We obtained the various Basket Commodity closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Basket Commodity and of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Commodity on the Observation Date. We cannot give you assurance that the performance of the Basket Commodities will result in the return of any of your initial investment.

Historical Performance of Copper Grade A
Commodity Price
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Source: Bloomberg

Historical Performance of Standard Lead
Commodity Price
1,600
1,400
1,200
1,000
800
600
400
200
0
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Source: Bloomberg

Historical Performance of Special High Grade Zinc
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Commodity Price
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Source: Bloomberg

Historical Performance of the Basket
Basket Level
400
350
300
250
200
150
100
50
0
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Source: JPMorgan

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of Four Commodities	PS-3